Exhibit 99.1

AKARI THERAPEUTICS PLC

CONSOLIDATED ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31 DECEMBER 2018

Registered Number: 05252842

AKARI THERAPEUTICS PLC

CONSOLIDATED ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

CONTENTS	Page

Officers and professional advisers	1

Directors’ report	2 – 3

Strategic Report	4 – 10

Director’s Remuneration Report	11-19

Independent Auditors’ report to the shareholders of Akari Therapeutics Plc	20-22

Consolidated statement of comprehensive loss	23

Consolidated statement of financial position	24

Parent company statement of financial position	25

Consolidated statement of changes in equity	26

Parent company statement of changes in equity	26

Consolidated statement of cash flows	27

Parent company statement of cash flows	28

Notes to the report and financial statements	29-43

AKARI THERAPEUTICS PLC

OFFICERS AND PROFESSIONAL ADVISERS

FOR THE YEAR ENDED 31 DECEMBER 2018

Directors	R Prudo-Chlebosz
C Richardson
J Hill
S Ungar
D Byrne
R Ward (resigned 19 September 2018)
D Williams
D Solomon (resigned 8 May 2018)
M Grissinger
P Feldschreiber

Secretary	SLC Corporate Services Limited (resigned 20 August 2018)
Prism Cosec Limited
D Elefant

Registered Office	Elder House St George’s Business Park
207 Brooklands Road,
Weybridge,
Surrey,
KT13 0TS

Independent Auditors	Haysmacintyre LLP
10 Queen Street Place
London
EC4R 1AG

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AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2018

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company”, the “Group” and similar designations refer to Akari Therapeutics, Plc and its subsidiaries. All references to “parent company” refer to Akari Therapeutics, Plc excluding its subsidiaries.

The directors present their report and the audited financial statements for the year ended 31 December 2018.

PRINCIPAL ACTIVITY

The principal activity of the Group is developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid or leukotriene system and the bioamine system for the treatment of rare and orphan diseases.

DIRECTORS

The directors who served the company during the year and up to the date of signing the Annual Report were as follows:

R Prudo-Chlebosz

C Richardson

J Hill

S Ungar

D Byrne

R Ward (resigned 19 September 2018)

D Williams

D Solomon (resigned 8 May 2018)

M Grissinger

P Feldschreiber

SUPPLIER PAYMENT POLICY

It is the Group’s policy to agree to commercial terms with its suppliers prior to purchase of goods or services. The Group negotiates favourable payment terms where possible.

CORPORATE GOVERNANCE

The Group is not required to implement the provisions of the UK Corporate Governance Code (the “Code”).

Regular board meetings are held and the Executive Directors are heavily involved in the day to day running of the business. The Board of Directors meets regularly and is responsible for formulating strategy, monitoring financial performance and approving material items of expenditure.

GOING CONCERN

The Group meets its day-to-day working capital requirements through funding. The Group’s forecast and projections, show that at present, the Group has insufficient working capital to fulfil its current business plan for the next twelve months from the date of approval of the financial statements without the Group raising additional capital. However, the Group also has the option to revise its plan including reducing the scale of its operations and pace of development, to reduce discretionary costs to ensure its cost and liabilities are met from existing working capital resources. Therefore, having reviewed the Group’s forecast and projections, and having made appropriate enquiries, the Directors have a reasonable expectation that the Group has sufficient funding and adequate resources to continue operationally for at least 12 months from the date of this Annual Report.  The Group therefore continues to adopt the going concern basis for the preparation of the consolidated financial statements.

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AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare Group and Parent company financial statements for each financial year. Under that law the directors have elected to prepare the Group and Parent company financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and the profit or loss of the Group for that period.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 2006 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The Parent company financial statements are required by law to give a true and fair view of the state of affairs of the Parent company.

In preparing these financial statements the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state whether they have been prepared in accordance with IFRS as adopted by the EU subject to any material departures disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and Parent company and to enable them to ensure that the financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to safeguard the assets of the Group and Parent company and to prevent and detect fraud and other irregularities.

The directors consider that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

DISCLOSURE OF INFORMATION TO AUDITORS

So far as each of the directors is aware at the time the report is approved:

•	there is no relevant audit information of which the Group’s auditors are unaware; and
•	the directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information

This report was approved by the board on 30 May 2019 and signed on its behalf.

/s/ Clive Richardson

Clive Richardson

Director

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AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2018

REVIEW OF BUSINESS

We are a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid or leukotriene system and the bioamine system for the treatment of rare and orphan diseases. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by us. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Ticks have undergone 300 million years of natural selection to produce inhibitors that bind tightly to key highly-conserved inflammatory mediators, are generally well tolerated in humans, and remain fully functional when a host is repeatedly exposed to the molecule. Our molecules are derived from these inhibitors.

Our lead product candidate, nomacopan (Coversin), which is a second-generation complement inhibitor, acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently also inhibits leukotriene B4, or LTB4, activity, both elements that are co-located as part of the immune/inflammatory response. Nomacopan (Coversin) is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Nomacopan (Coversin) has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal haemoglobinuria, or PNH, and Guillain Barré Syndrome, or GBS. Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received. We intend to apply in the future for orphan drug designation in additional indications we deem appropriate.

On 29 March 2017, we received notice from the U.S. Food and Drug Administration (FDA) of fast track designation for the investigation of nomacopan (Coversin) for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance. The fast track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs that receive this designation benefit from more frequent communications and meetings with the FDA to review the drug’s development plan including the design of the proposed clinical trials, use of biomarkers and the extent of data needed for approval. Drugs with fast track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.

Our initial clinical targets for nomacopan (Coversin) are PNH and atypical Hemolytic Uremic Syndrome, or aHUS. We are also targeting patients with polymorphisms of the C5 molecule which interfere with correct binding of eculizumab, a C5 inhibitor currently approved for PNH and aHUS treatment, making these patients resistant to treatment with that drug. In addition to disease targets where complement dysregulation is the key driver, we are also targeting a range of inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid (a blistering disease of the skin), or BP, and atopic keratoconjunctivitis, or AKC.

Other compounds in our pipeline include engineered versions of nomacopan (Coversin) that potentially decrease the frequency of administration, improve potency, or allow for specific tissue targeting, as well as new proteins targeting LBT4 alone, as well as bioamine inhibitors (for example, anti-histamines). In general, these inhibitors act as ligand binding compounds, which may provide additional benefit versus other modes of inhibition. For example, off-target effects are less likely with ligand capture. One example of this benefit is seen with LTB4 inhibition through ligand capture. LTB4 acts to amplify the inflammatory signal by bringing and activating white blood cells to the area of inflammation. Compounds that have targeted the production of leukotrienes will inhibit both the production of pro-inflammatory as well as anti-inflammatory leukotrienes—often diminishing the potential benefit of the drug on the inflammatory system. Nomacopan (Coversin) has demonstrated that, by capturing LTB4, it is limited to disrupting the white blood cell activation and attraction aspects, without interfering with the anti-inflammatory benefits of other leukotrienes.

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AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

REVIEW OF BUSINESS (continued)

Nomacopan (Coversin) is much smaller than typical antibodies currently used in therapeutic treatment. Nomacopan (Coversin) can be self-administered by subcutaneous injection, much like an insulin injection, which we believe will provide considerable benefits in terms of patient convenience. We believe that the subcutaneous formulation of nomacopan (Coversin) as an alternative to intravenous infusion may accelerate patient uptake if nomacopan (Coversin) is approved by regulatory authorities for commercial sale. Patient surveys contracted by us suggest that many patients would prefer to self-inject daily than undergo intravenous infusions. Additionally, nomacopan (Coversin)’s bio-physical properties allow it to be potentially used in a variety of formulations, some of which may enable therapeutic use via topical or inhaled routes of administration.

Further information about our business can be found in our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on 23 April 2019.

On 27 April 2017, we issued a press release stating that Edison Investment Research Ltd., or Edison, has withdrawn its report issued 26 April 2017 titled “Akari’s nomacopan (Coversin) matches Soliris in Phase II”, or the “Edison Report”, because it contains material inaccuracies, including without limitation, with respect to our interim analysis of our ongoing Phase II PNH trial of nomacopan (Coversin). Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to our press release issued on 24 April 2017 that discusses the interim analysis of our then ongoing Phase II PNH trial and other matters. Our Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of our personnel with the Edison Report, which was later retracted. Edison was retained by the Company to produce research reports about us. While that review was pending, Dr. Gur Roshwalb, a former Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence. Following that review, we determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On 29 May 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of our Board of Directors, effective immediately.

On 12 May 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against us, a former Chief Executive Officer and our Chief Financial Officer. The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, or the Exchange Act, based primarily on our press releases or statements issued between April 24, 2017 and 11 May 2017 concerning the Phase II PNH trial of nomacopan (Coversin) and the Edison Report about us and actions taken by us after the report was issued. The purported class covers the period from 30 March 2017 to 11 May 2017. The complaint seeks unspecified damages and costs and fees. On 19 May 2017, an almost identical class action complaint captioned Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb, and Dov Elefant (Case 1:17-cv-03783) was filed in the same court. On 11-12 July 2017, candidates to be lead plaintiff filed motions to consolidate the cases and appoint a lead plaintiff. On 10 August 2017, the court issued a stipulated order: (i) consolidating the class actions under the caption In re: Akari Therapeutics, PLC Securities Litigation (Case 1:17-cv-03577); and (ii) setting out schedule for plaintiffs to file a consolidated amended complaint and defendants to respond thereto. By order dated 7 September 2017, the court appointed lead plaintiffs for the class and lead plaintiffs’ counsel. On 6 November 2017, lead plaintiffs filed a consolidated amended complaint, or the CAC. While the CAC contains similar substantive allegations to the initial complaints, it adds two additional defendants, Ray Prudo and Edison Investment Research Ltd., and the purported class period was changed to 24 April 2017 through 30 May 2017. On 10 January 2018, at a hearing regarding the defendants’ impending motions to dismiss the CAC, the Court gave plaintiffs permission to file a second consolidated amended complaint, or the SCAC and established a briefing schedule for defendants’ motions to dismiss the SCAC. Pursuant to that schedule, plaintiffs’ SCAC was filed on 31 January 2018. All briefing on the motions to dismiss was completed on 20 April 2018. On 8 June 2018, the parties entered into a memorandum of understanding to settle plaintiffs’ claims for a total payment of $2.7 million in cash and on 26 July 2018, plaintiffs filed a notice with the Court voluntarily dismissing Edison from the action. On 3 August 2018, the remaining parties executed and filed a stipulation and agreement of settlement (the terms of which were consistent with the memorandum of understanding). On 7 August 2018, the Court granted plaintiffs’ motion for preliminary approval of the settlement, and on 28 November 2018, following a hearing with the parties, the court ordered final approval of the settlement. Plaintiffs subsequently moved to distribute the settlement funds to the class, and the Court granted plaintiffs’ motion on 4 February 2019. We recorded the $2.7 million SCAC litigation settlement loss in the consolidated statement of comprehensive loss in the year ended 31 December 2018, which is the period in which the lawsuits were originally filed. The $2.7 million SCAC settlement liability was recorded as a loss contingency in accrued expenses in our consolidated balance sheets as of 31 December 2018. On 24 August 2018, we received a $2.7 million payment from our directors’ and officers’ liability insurance provider, the sum of which was paid to an escrow account for the benefit of the settlement class on 27 August 2018. This was recorded as a gain in the consolidated statements of comprehensive loss during the third quarter of 2018.

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AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

REVIEW OF BUSINESS (continued)

Separately, Edison sought indemnification from us pursuant to its contract with us, including reimbursement of all legal expenses that Edison incurs in connection with the securities class action (to which, as discussed above, Edison was added as a defendant on 6 November 2017) and lost profits from customer relationships that Edison claims it lost as a result of the retraction of the Edison Report. The parties have finalized and consummated a settlement and the settlement payment has been made.

We voluntarily reported to the SEC the circumstances leading to the withdrawal of the Edison Report and the outcome of our special committee’s investigation. In response, the SEC requested certain documents from us with respect to the matters we reported. We have been cooperating with the SEC’s requests for information. On 5 June 2018, we received a subpoena from the SEC, which requested further documents and information primarily related to our Phase II clinical trial of nomacopan (Coversin) in connection with an investigation of us that the SEC is conducting. We are in the process of responding to the subpoena and will continue to cooperate with the SEC.

RESULTS AND DIVIDENDS

Research and development expenses for the year ended 31 December 2018 were approximately $15,589,000 (2017: $23,285,000). This 33% or $7,696,000 decrease was primarily due to lower expenses of approximately $7,400,000 for manufacturing as we had previously manufactured clinical trial material for supply through 2019.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of nomacopan (Coversin), and advance other product candidates into pre-clinical and clinical development.

Administrative expenses for the year ended 31 December 2018 were approximately $10,897,000 (2017: $11,799,000). This 8% or $902,000 decrease was primarily due to lower expenses of approximately $1,084,000 for personnel expenses, $1,015,000 for stock-based non-compensation expense and $256,000 for recruiting offset by higher expenses of approximately $501,000 for professional fees, $409,000 for rent expense, $397,000 for insurance, and $143,000 for other miscellaneous expenses.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the United States and London to support the Company’s operations and anticipated growth.

Litigation settlement gain for the year ended 31 December 2018 was $2,700,000. This relates to the receipt of funds from our insurance carrier in 2018 used to settle our securities class action lawsuit which was accrued for in 2017.

Other income for the year ended 31 December 2018 was approximately $286,000 (2017: expenses of $142,000). This change was primarily attributed to approximately $82,000 of foreign exchange gains in 2018 as compared to foreign exchange losses of $340,000 in 2017.

Net cash used in operating activities for the year ended 31 December 2018 was $22,536,000 (2017: $31,594,000). Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support nomacopan (Coversin), including manufacturing, clinical trial and preclinical activities.

Net cash provided by investing activities for the year ended 31 December 2018 was $0 (2017: $9,985,000). In 2017 this was cash provided by investment activities derived from the maturities of short-term investments.

Net cash provided by financing activities was $306,000 (2017: $15,672,000).

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AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

RESULTS AND DIVIDENDS (continued)

Cash and cash equivalents decreased to approximately $5,968,000 at 31 December 2018 (2017: $28,249,000).

The Group made a loss of $19,950,000 (2017: $29,239,000). The loss for the Group is in line with the expected performance and the Directors are satisfied with the results for the year.

No dividends were paid during the year (2017: $Nil) and the directors do not propose a final dividend.

PRINCIPAL RISKS AND UNCERTAINTIES

Financing

The Group requires additional funding to continue its future operations and planned research and development activities. The directors recognise that the Group may not be able to obtain financing on favourable terms and the terms of the Group’s finance arrangements may be dilutive. The Group may also seek additional funding through arrangements with collaborators and other third parties. These types of arrangements may require the Group to relinquish rights to internally developed technology, product candidates or products. If the Group is unable to obtain additional funding on a timely basis, the Group may be required to curtail or terminate some or all of its research or development programs, including some or all of its product candidates. Additionally, the report of the Group’s independent registered public accounting firm on its financial statements for the period ended December 31, 2018, includes an explanatory paragraph raising substantial doubt about its ability to continue as a going concern as a result of recurring losses from operations and net capital deficiency. The Group’s future is dependent upon its ability to obtain financing in the future. This opinion could materially limit the Group’s ability to raise funds.

Early stage development

The Group is an early stage development Group with limited history of trading on which future projections can be based. There is no guarantee that the Group will succeed in growing its current business or that the Group will be able to provide or maintain sufficient resources required for operations in the development and introduction of its products. A large majority of early stage development companies fail to achieve their business plans mainly due to lack of being able to estimate the speed of new market entrants and the costs associated with entering markets and obtaining market share.

Drug development

The Group’s approach to drug development is complex and all of the product candidates are in an early stage of development with a high risk of failure. It is impossible to predict when or if any of the product candidates will prove effective or safe in humans or will receive regulatory approval.

Further common challenges for similar companies and the Group is to:

•	Find a stable active product or formulation without extensive clinical trials and substantial additional costs or create adequate assay for the products for formulation or clinical testing purposes;
•	Manufacture, and/or formulate sufficient amounts of its product candidates or upscale or optimise such synthesis so as to enable efficient production of scale;
•	Find safe and effective doses and dose ratios for its product candidates without extensive clinical trials and substantial additional costs;
•	Obtain sufficient supply or quality of product candidates supply or materials to produce product candidates or other materials necessary to conduct clinical trials; and
•	Establish manufacturing capabilities or enter into agreements with third parties to supply materials to make product candidates, or manufacture clinical trial drug supplies.

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AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Departure of and search for executive officers

The Group’s success depends on its ability to hire and retain the services of its current executive officers, directors, principal consultants and others. In addition, the Group has established relationships with universities and research institutions which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. The loss of the services of any of these individuals or institutions has had and could have a material adverse effect on the Group’s business. On 8 May 2018, David Horn Solomon resigned as Chief Executive Officer and member of the Company’s board. Dr. Solomon’s resignation followed the results of an investigation conducted, with the assistance of an independent law firm, which revealed that Dr. Solomon incurred personal charges on the Company’s corporate credit cards in violation of Company policy. Clive Richardson, who was then serving as the Company’s Chief Operating Officer, was appointed to serve as the Company’s Interim Chief Executive Officer while we seek a permanent Chief Executive Officer.

Previously, in December 2017 the Company’s former Chief Legal & Compliance Officer was terminated without cause and in May 2017 the Company’s former Chief Executive Officer who preceded David Horn Solomon also resigned. The Group faces significant competition for executives with the qualifications and experience it is seeking. There can be no assurances concerning the timing or outcome of the Group’s search for a new permanent Chief Executive Officer or any other executive officer.

SEC Investigation

As described above, the Group is currently subject to an SEC investigation. The Group cannot predict what, if any, actions the SEC may take or the timing or duration of the investigation. If the Group were to conclude that enforcement action is appropriate, the Group could be required to pay civil penalties and fines, and the SEC could impose other sanctions against the Group or against our current and former officers and directors. In addition, the Group’s board of directors, management and employees may expend a substantial amount of time on the SEC investigation, diverting resources and attention that would otherwise be directed toward our operations and implementation of Group business strategy, all of which could materially adversely affect the Group’s business, financial condition, results of operations or cash flows. Furthermore, while the SEC has informed the Group that the investigation should not be construed as an indication by the SEC or its staff that any violation of law has occurred, nor as a reflection upon any person, entity or security, publicity surrounding the foregoing, or any SEC enforcement action or settlement as a result of the SEC’s investigation, even if ultimately resolved favorably for the Group, could have an adverse impact on the Group’s reputation, business, financial condition, results of operations or cash flows.

Market acceptance

The Group is not guaranteed that any of its product candidates will gain market acceptance amongst physicians, patients, healthcare providers, pharmaceutical companies or other customers.

The Group’s clinical trials in humans may show that the doses or dose ratios selected based on screening, animal testing or early clinical trials do not achieve the desired therapeutic result in humans, or achieve these results only in a small part of the population. The U.S. Food and Drug Administration (“FDA”) or other regulatory agencies in the United States and foreign jurisdictions may determine that these clinical trials do not support the Group’s conclusion. The Group may be required to conduct additional long-term clinical studies and provide more evidence substantiating the safety and effectiveness of the doses or dose ratios selected in a significant patient population.

Intense competition from powerful competitors

Many companies, universities and research organisations developing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution and technical regulatory matters than the Group has. These competitors could commence and complete clinical testing of their products, obtain regulatory approval, and begin commercial-scale manufacturing of their products faster than the Group is able to, thus resulting in a situation whereby the Group may not be able to commercialise its product candidates or achieve a competitive position in the market.

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AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Product liability exposure

The Group faces exposure to product liability and other claims if its product candidates, products or processes are alleged to have caused harm. These risks are inherent in testing, manufacturing, and marketing human therapeutic products. If the Group is sued for any injury caused by its products, product candidates or processes, the Group’s liability could exceed its product liability insurance coverage and its total assets. Claims against the Group, regardless of their merit or potential outcome, may also generate negative publicity or damage the Group’s ability to obtain physician endorsement of its products or expand its business.

Intellectual Property

The Group may be unable to protect the intellectual property relating to its product candidates, or if it infringes the rights of others, its ability to successfully commercialise its product candidates may be harmed. The Group owns or hold licenses to a number of issued patents (foreign and foreign counterparts) and pending patent applications. The Group’s success depends in part on its ability to obtain patent protection both in the United States and in other countries for its product candidates, as well as the methods for treating patients in the product indications using these product candidates. The Group’s ability to protect its product candidates from unauthorised or infringing use by third parties depends in substantial part on its ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, the Group’s ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Even if the Group’s product candidates, as well as methods for treating patients for prescribed indications using these product candidates are covered by valid and enforceable patents and have claims with sufficient scope, disclosure and support in the specification, the patents will provide protection only for a limited amount of time. Accordingly, rights under any issued patents may not provide the Group with sufficient protection for a commercial advantage against competitive products or processes

More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in our Annual Report on Form 20-F filed with the SEC on 23 April 2019 and in other filings that we have made and may make with the SEC in the future.

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AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

FINANCIAL INSTRUMENTS

The Group finances its operations using cash generated by the sale of equity instruments in the Group. The cash flow of the Group is monitored on a regular basis to ensure the Group has sufficient funding to meet its capital and operational requirements.

RESEARCH AND DEVELOPMENT

The Group is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system or leukotriene system and the bioamine system for the treatment of rare and orphan diseases.

KEY PERFORMANCE INDICATORS

The directors consider the key performance indicators to be the research and development spend. This allows the Directors to manage the on-going activities and strategies for further development of the Group.

The key performance indicators are measured and reviewed on a regular basis at Board meetings and enable the Directors to communicate the performance of the Group against predetermined targets.

Key financial performance indicators:

Research and Development spend - $15,589,000 (2017: $23,285,000)

Cash and cash equivalents position - $5,968,000 (2017: $28,249,000)

This report was approved by the board on 30 May 2019 and signed on its behalf.

/s/ Clive Richardson

Clive Richardson

Director

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT

FOR THE YEAR ENDED 31 DECEMBER 2018

PART I - ANNUAL REPORT ON REMUNERATION

Information provided in this section of the Directors’ Remuneration report is subject to audit.

Single Total Figure of Remuneration for Each Director (subject to audit)

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2018.

Name of Director	Salary and Fees ($)	Taxable Benefits ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Pension Benefits ($)		2018 Total ($)
Executive Director
Ray Prudo (2)	212,180	-		106,090	-	-	-		318,270
David Solomon (3)	183,371	4,261		-	-	-	-		187,632
Clive Richardson	354,405	9,793	(4)	131,755	-	253,123	34,683	(5)	783,759
Non-Employee Director
James Hill, M.D.	58,792	-		-	-	16,869	-		75,661
Stuart Ungar, M.D.	48,492	-		-	-	16,869	-		65,361
David Byrne	48,492	-		-	-	16,869	-		65,361
Donald Williams	53,642	-		-	-	25,003	-		78,645
Robert Ward (6)	36,396	-		-	-	-	-		39,396
Peter Feldschreiber	35,890	-		-	-	49,304	-		85,194
Michael Grissinger (7)	35,890	-		-	-	49,304	-		85,194

(1) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2018 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, included in Akari’s Annual Report on Form 20-F for the year ended 31 December 2018.

(2) Consists of company contributions to 401K plan or pension scheme.

(3) Dr Soloman was appointed as our Chief Executive Officer on 28 August 2017 and resigned as Chief Executive Officer on 8 May 2018.

(4) Consists of company contributions to health benefits of $7,633 and life insurance premiums of $2,160.

(5) Consists of company contributions to a pension plan.

(6) Mr. Ward resigned as a director on 19 September 2018.

(7) Mr. Feldschreiber and Mr. Grissinger were appointed as a director on 23 January 2018.

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2017.

Name of Director	Salary and Fees ($)	Taxable Benefits ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Pension Benefits ($)		2017 Total ($)
Executive Director
Ray Prudo (2)	206,000	-		103,000	-	-	-		309,000
David Solomon (3)	173,611	4,129		119,041	-	654,459	-		951,240
Gur Roshwalb, M.D. (4)	193,263	13,620	(5)	-	-	-	-		206,883
Clive Richardson	332,507	9,793	(6)	135,991	-	113,272	32,650	(7)	624,213
Non-Employee Director
James Hill, M.D.	56,840	-		-	-	42,983	-		99,823
Stuart Ungar, M.D.	46,690	-		-	-	42,983	-		89,673
David Byrne	46,555	-		-	-	42,983	-		89,538
Donald Williams	51,765	-		-	-	42,983	-		94,748
Robert Ward	45,451	-		-	-	42,983	-		88,434

(1) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2017 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, included in Akari’s Annual Report on Form 20-F for the year ended 31 December 2017.

(2) Dr. Prudo is party to a non-executive contract although he performs executive duties on behalf of Akari.

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

(3) Dr Solomon was appointed as our Chief Executive Officer on 28 August 2017 and resigned as chief Executive Officer on 8 May 2018

(4) Dr. Roshwalb resigned as Chief Executive Officer on 29 May 2017.

(5) Consists of company contributions to health benefits.

(6) Consists of company contributions to health benefits of $7,633 and life insurance premiums of $2,160.

(7) Consists of company contributions to a pension plan.

Incentive Plan Awards (subject to audit)

Akari operates an equity incentive plan (the 2014 Equity Incentive Plan, or 2014 Plan) under which directors receive options to acquire ordinary shares in Akari. Options awards granted during the fiscal year ended 31 December 2018 are as follows:

Name of Director	Option Awards(1)	Grant Date	Exercise Price	Option Awards ($) (2)
James Hill, M.D	1,300,000	19/9/2018	$0.0208	16,869
Stuart Ungar, M.D	1,300,000	19/9/2018	$0.0208	16,869
David Byrne	1,300,000	19/9/2018	$0.0208	16,869
Donald Williams	1,300,000	19/9/2018	$0.0208	16,869
Donald Williams	750,000	16/11/2018	$0.0175	8,134
Peter Feldschreiber	1,300,000	23/1/2018	$0.0347	32,435
Peter Feldschreiber	1,300,000	19/09/2018	$0.0208	16,869
Michael Grissinger	1,300,000	23/1/2018	$0.0347	32,435
Michael Grissinger	1,300,000	19/09/2018	$0.0208	16,869

(1) Option awards are subject to time-based vesting.

(2) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2018 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, included in Akari’s Annual Report on Form 20-F for the year ended 31 December 2018.

Director’s shareholdings (subject to audit)

The table below shows, for each director, the total number of ordinary shares owned, the total number of share options held and the number of share options vested within 60 days of 31 March 2019. No director exercised any share options during the year ended 31 December 2018.

Name of Director	Ordinary Shares Owned		Share Options	Vested Share Options (1)
Executive Director
Ray Prudo	782,345,600	(2)	-	-
Clive Richardson	-		40,771,850	15,362,869
Non-employee Director
James Hill, M.D	-		5,200,000	3,900,000
Stuart Ungar, M.D	-		5,200,000	3,900,000
David Byrne	-		5,200,000	3,900,000
Donald Williams	-		5,950,000	3,466,666
Peter Feldschreiber	-		2,600,000	325,000
Michael Grissinger	-		2,600,000	325,000

(1) All share options that were outstanding as at 31 December 2018 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting. None of the options have been exercised.

(2) Represents the entire holdings of RPC Pharma Limited. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 71% of RPC’s outstanding shares (including option grants), including 10.64% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.

The remainder of this Directors’ Remuneration Report is not subject to audit.

12

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

Illustration of Total Shareholder Return

The following graph compares the cumulative total shareholder return on Akari’s ADSs, each representing 100 ordinary shares, with that of the Nasdaq Biotech Index from the period that Akari’s ADSs were publicly traded on The Nasdaq Capital Market through 31 December 2018. Akari selected the Nasdaq Biotech Index because Akari’s ADSs trade on The NASDAQ Capital Market and Akari believes this indicates its relative performance against a group consisting of more similarly situated companies.

Chief Executive Total Remuneration History

The table below sets out total remuneration details for the Chief Executive Officer.

Period	Single total figure of remuneration $	Annual Bonus		Short-term incentive payout against maximum		Option Awards ($)	Option Awards against maximum (4)
2018 (David Solomon) (1)	173,611	-		-		-	-
2017 (Gur Roshwalb and David Solomon) (1)	1,338,253	119,041	(5)	100	% (6)	-	-
2016 (Gur Roshwalb)	581,250	187,500		125	% (7)	-	-
2015 (Gur Roshwalb)	7,306,951	86,625		100	% (8)	6,863,034	-
2014 (Gur Roshwalb)	410,564	-		-		60,564	-
2013 (Gur Roshwalb) (2)	576,389	-		-		173,396	-
2012 (3)	-	-		-		-	-

(1)	Dr. Roshwalb resigned as Akari’s Chief Executive Officer on 29 May 2017 and David Solomon was appointed as Akari’s Chief Executive Officer on 28 August 2017 and resigned 8 May 2018.
(2)	Dr. Roshwalb was appointed as Akari’s Chief Executive Officer on 4 March 2013.
(3)	Akari was not a quoted company in 2012.
(4)	All options were awarded on a discretionary basis on an annual basis.
(5)	Includes a $50,000 signing bonus.
(6)	Bonus was awarded in 2017 but calculated from Dr. Solomon’s appointment on 28 August 2017.
(7)	Bonus was awarded in 2016 but calculated for a 15-month period from the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.
(8)	Bonus was awarded in 2015 but calculated for a 9-month period until the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.

13

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

Chief Executive Officer’s Remuneration Compared to Other Employees

The table below shows the percentage change in remuneration of the Chief Executive Officer and Akari’s employees as a whole between the year ended 31 December 2017 and the year ended 31 December 2018.

	Percentage increase in remuneration in year ended 31 December 2018 compared with remuneration in the year ended 31 December 2017
	CEO	All employees
Basic Salary	3%	23%
Annual bonus	(28)%	(13)%
Taxable benefits	5%	24%

Relative Importance of Spend on Pay

The following table sets forth the total amounts spent by the Company on remuneration for the year ended 31 December 2018 and the year ended 31 December 2017. Given that Akari remains in the early phases of its business life cycle, the comparator chosen to reflect the relative importance of Akari’s spend on pay is Akari’s research and development costs as shown in its Annual Report on Form 20-F for the year ended 31 December 2018. The Company acquired Volution Immuno Pharmaceuticals SA on 18 September 2015 and as a result spending has increased.

Period	Year Ended 31 December 2018 $	Year Ended 31 December 2017 $ (1)
Total spend on remuneration	3,547,493	4,608,190
Shareholder distributions	-	-
Research and development costs	11,795,000	23,285,279

(1)	Increase was due to increase in headcount and initiation of clinical trials

Implementation of remuneration policy for year ending 31 December 2019

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Renumeration Policy on 14 July 2017 to provide a framework for the Director’s compensation package. In addition, the Company has a non-employee director compensation policy, which was amended and restated on 19 November 2015 and was subsequently amended on 29 June 2016, 26 January 2017 and on 23 January 2018. On 8 January 2019, our board approved a 3% increase in cash compensation and increased committee membership fees. As a result, our non-employee directors will be compensated for service on our board of directors as follows in 2019:

•	an annual retainer for service on the board of directors of $39,338;

•	an annual retainer for service as a member of the compensation committee and nominating and governance committee of $5,305;

•	an annual retainer for service as a member of the audit committee of $7,500;

•	for the chairman of the compensation committee, and nominating and governance committee, an annual retainer of $10,609;

•	for the chairperson of the audit committee, an annual retainer of $17,500

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

The following table presents the salary increases agreed for the upcoming fiscal year

Director	31 December 2018	31 December 2019 (1)	Increase %
Executive Director
Ray Prudo	$212,180	$400,000	89	% (2)
David Solomon (3)	$515,000	-	-
Clive Richardson (4)	£259,560	£337,428	30	% (2)
Non-employee Director
James Hill, M.D	$58,792	$62,752	7	% (5)
Stuart Ungar, M.D	$48,492	$49,947	3	% (6)
David Byrne	$48,492	$52,143	8	% (5)
Donald Williams	$53,642	$56,838	6	% (7)
Peter Feldschreiber	$35,890	$39,338	39	% (8)
Michael Grissinger	$35,890	$49,947	10	% (9)

(1) Additional discretionary bonuses may be awarded in accordance with contractual entitlement and the remuneration policy.

(2) Represents an increase in line with their increased duties as Executive Chairman and Interim Chief Executive Officer.

(3) Dr. Solomon was appointed Chief Executive Officer on 28 August 2017 and his salary is on annualised basis. Dr Solomon resigned 8 May 2018.

(4) On 8 May 2018, Mr Richardson was appointed interim Chief Executive Officer.

(5) Represents an increase of 3% for board and compensation committee fees in line with inflation with the exception of the increase in audit committee fees from $5,150 to $7,500.

(6) Represents an increase in line with inflation.

(7) Represents an increase of 3% for board fees in line with inflation with the exception of the increase in audit committee chairman fees from $15,450 to $17,500.

(8) Represents an increase in line with inflation. Dr. Feldschreiber joined the board on 23 January 2018 and became chairman of the nominating and governance committee in 2019.

(9) Represents an increase in line with inflation. Mr. Grissinger joined the board on 23 January 2018.

Compensation Committee Approach to Remuneration Matters

The Compensation Committee is comprised of Dr. James Hill (Chairman), Dr. Stuart Ungar, and Mr. David Byrne. All members have continued to serve until the date of this Directors’ Remuneration Report. The charter of the Committee is set forth on Akari’s website at http://www.akaritx.com.

Statement of Voting at AGM

Akari is committed to ongoing shareholder dialogue and the Compensation Committee takes an active interest in shareholder views and voting outcomes.

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

PART II - DIRECTORS’ REMUNERATION POLICY

INFORMATION PROVIDED IN THIS SECTION OF THE DIRECTORS’ REMUNERATION REPORT IS NOT SUBJECT TO AUDIT.

This Directors’ Remuneration Policy (“Policy”) of Akari Therapeutics, Plc (“Akari”) was approved by shareholders at the 2017 Annual General Meeting of Shareholders (“AGM”). The Policy provides a framework for execution of Akari’s compensation framework from the date of its approval at the 2017 AGM and for a period of three years thereafter, unless changes to the Policy are required earlier and a new Policy is put to shareholder vote.

For the avoidance of doubt, in approving the Directors’ remuneration policy, authority is given to Akari to honour any commitments entered into with current or former Directors (such as the payment of a pension, fees or the vesting/exercise of past share option awards).

Akari’s remuneration policy seeks to provide compensation packages which will attract, motivate, reward and retain an executive team with the right calibre of talent, experience, and skills to lead a successful future for Akari. Akari’s compensation framework is designed to provide a competitive package in comparison to companies of similar size, complexity, maturity profile and geographic presence.

The table below sets out the main elements of Akari’s remuneration policy for its Executive Directors and seeks to explain how each element of the compensation package operates:

Policy table – Executive Directors

Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Base salary	Support the recruitment and retention of Executive Officers

• Base salary levels are set taking into account the role, responsibilities and individual’s experience in the position, performance of the individual and Akari.

• Base salaries are typically reviewed annually.

• There is no prescribed maximum increase nor any requirement to increase salary at any time.

• By exception, higher increases may be made to reflect individual circumstances. These may include significant changes in the job size or complexity and/or promotion.

• None, although overall performance of the individual is considered when setting and reviewing salaries.

Pension	Encourages and enables executives to build savings for their retirement	• Akari typically makes contributions to pension plans (or retirement savings plans) to match prevailing local market practices.	• Currently up to 10% of salary per annum.	• None.

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

Other Benefits	Provide market competitive benefits in a cost-effective way

• Provisions include medical insurance, life assurance, permanent health insurance, etc.

• In exceptional circumstances, such as the relocation of an executive or for a new hire, additional benefits may be provided in the form of relocation allowance and benefits.

• Other benefits may be offered if considered appropriate and reasonable by the Compensation Committee.

			• No prescribed maximum. The cost of benefits will vary from year to year in accordance with the cost of insuring such benefits.	• None.

Bonus	To reward the delivery of annual targets as well as to recognise the individual contributions towards our key strategic achievements

• Any bonus is paid in cash typically within 60 days after the end of the financial year to which it relates.

• Performance objectives and targets are either fixed contractually or set annually and actual payout levels are determined after the year end, based on performance against targets subject to overriding discretion of the Compensation Committee.

			• The maximum annual bonus payable for any financial year is capped at 100% of salary, although the Compensation Committee reserves the right to vary this amount in exceptional circumstances.	• Where performance conditions are attached to a bonus payment, targets are either fixed contractually or selected by the Compensation Committee and set annually and can include key financial, operational and/or individual objectives. All assessments of performance against target is made by the Compensation Committee in its sole discretion.

Equity incentive plan (2014 Equity Incentive Plan)	To motivate and reward long-term performance in alignment with the shareholder interests and value-creation

• Awards may be made periodically to Executive Officers in the form of options or in shares including stock appreciation rights, phantom stock awards or stock units.

• Awards typically vest over three or four years and may be subject to phased vesting.

• There is no specific maximum set for annual equity awards.

• When making awards, the Compensation Committee will take into account internal grant guidelines, which have been set in reference to local market norms.

• Where performance conditions are attached to an award, these typically include key financial, operational and/or individual objectives subject to overall Compensation Committee discretion.

CSOP (UK resident employees and directors only)		• Executives are eligible to participate in the all-employee CSOP Plan under the same conditions as all other employees.	• Grant value of £30,000 or local market rules as amended from time to time.	• None.

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

Policy table – Non-Executive Directors

Akari’s non-employee compensation policy is administered by its board of directors with the assistance of the Compensation Committee. The Compensation Committee periodically reviews non-employee director compensation policy and makes recommendations to the board.

Non-Executive Directors typically receive an annual retainer paid in cash for their service (depending on their additional membership and chairman responsibilities) and an annual grant of stock options but do not participate in the bonus plan to which Executive Officers are eligible, nor do they typically receive any other performance related payment.

The table below sets out some of the features of Akari’s current non-employee director compensation policy:

Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Annual Cash Retainer Fee	Support the recruitment and retention of Non-Executive Directors

• Each Non-Executive Director serving on the Board receives an annual cash retainer, with additional amounts payable for acting as a chairman or a member of various committees.

• In addition, the Chairman receive an additional cash retainer.

• Annual cash retainers are typically payable on a quarterly basis with the exception of the Executive Chairman who is paid monthly.

• A Non-Employee Director may elect to receive annual cash payments in the form of fully-vested ordinary shares.

			• There is no prescribed maximum increase nor any requirement to increase salary at any time.	• None.
Share options	Strengthens the alignment to shareholders’ interests through share ownership

• Directors typically receive an annual grant of options in the form of market value options under the 2014 Equity Incentive Plan.

• These awards typically vest in full on the date of the next AGM following the date of grant, subject to the Non-Executive Director’s continued service on the Board, have a term of 10 years from date of grant, and vesting accelerates in the case of a change of control.

			• Normal initial grant and annual grant of share options will be equal to 1,300,000 (or equivalent value of ADS) but the Committee reserves the discretion to review and amend this amount.	• None.

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

The foregoing is qualified in its entirety by Akari’s current non-employee director compensation policy, as may be amended from time to time.

Approach to recruitment compensation

Akari’s policy is to pay a fair remuneration package for the role being undertaken and the experience of the individual to be appointed.

Akari expects remuneration packages for Executive Directors to include base salary, targeted level of annual cash incentive, initial and ongoing equity-based awards, standard benefits and special provisions tailored to the recruiting situation, such as: sign-on bonus, reasonable relocation support and make-whole awards for remuneration forfeited from a prior employer (whether on account of cash bonuses, share awards, pension benefits or other forfeited items). The Compensation Committee retains the discretion to provide additional cash, share based payment, benefits and other remuneration where necessary or useful to recruit new Executive Directors or to secure the ongoing service of existing Executive Directors.

The remuneration package for any new non-Executive Director will be set in accordance with the terms of Akari’s non-employee director compensation policy then in effect.

Director’s service contracts

Akari’s board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at Akari’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election).

Service contracts are available for inspection at Akari’s registered office or 75/76 Wimpole Street London W1G 9RT.

Policy on Payments for Loss of Office

Akari’s approach to payments to Executive Directors in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of any option award.

Generally, Akari expects that employment arrangements for any Executive Director will include a notice provision and continuing payment obligations as per the individual Executive Director service contracts following termination by Akari of an Executive Director without cause or termination by the Executive Director for good reason or change of control. Payment obligations could include base salary, benefits, and all or some portion of target annual cash remuneration. Akari may offer payment in lieu of notice if it is considered to be in the best interests of Akari.

Treatment of unvested outstanding equity awards will be determined according to the specific nature of termination, individual contracts, and plan rules.

The Compensation Committee reserves the right to make payments it considers reasonable under a compromise or settlement agreement, including payment or reimbursement of reasonable legal and professional fees, and any payment or compensation (in whatever form) in respect of statutory rights under employment law in the US, UK or other jurisdictions. Payment or reimbursement (in whatever forms) of reasonable outplacement fees may also be provided.

Other relevant information considered

As appropriate, the Compensation Committee considers the pay and conditions of the broader employee workforce when making compensation related decisions for the Directors.

The Compensation Committee also considers shareholder feedback, so far as it relates to compensation, when reviewing of the appropriateness of its Policy.

This report was approved by the board on 30 May 2019 and signed on its behalf.

/s/ Clive Richardson
Clive Richardson
Director

19

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDER OF

AKARI THERAPEUTICS PLC

Opinion

We have audited the financial statements of Akari Therapeutics plc (the ‘parent company’) and its subsidiaries (the ‘group’) for the year ended 31 December 2018 which comprise the consolidated statement of comprehensive loss, the consolidated statement of financial position, the parent company statement of financial position, the consolidated statement of changes in equity, the parent company statement of changes in equity, the consolidated statement of cash flow, the parent company statement of cash flow and notes to the financial statements, including a summary of significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

In our opinion, the financial statements:

•	give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2018 and of the group’s loss for the year then ended;
•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
•	have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to SME listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality uncertainty relating to going concern

In forming our opinion on the financial statements, which is not modified, we have considered the adequacy of the disclosures made in note 1.(c) of the financial statements concerning the group’s ability to continue as a going concern. The disclosures indicate that in the short term the group would require additional funding to meet its liabilities as they fall due. These circumstances indicate the existence of a material uncertainty which may cast significant doubt on the group’s ability to continue as a going concern. The financial statements do not include any adjustments that would result if the company or group was unable to continue as a going concern.

We have identified going concern as a key audit matter based on our assessment of the significance of the risk and the effect on our audit strategy.

Our audit procedures in response to this key audit matter included the following:

•	We reviewed post year end trading activity and discussed with management.

•	We reviewed the cash flow forecast prepared by management and challenged management on the assumptions and judgements made.

•	We assessed the company’s ability to scale back operations and reduce costs should cash levels become low in the twelve months from the signing of the accounts.

•	We considered the adequacy of the securities purchase agreement with Aspire Capital Fund, LLC which provides that, upon the terms and subject to the conditions and limitations set forth therein. Aspire Capital is committed to purchase up to an aggregate of $20 million of the Group’s ADS over the 30 month period of the purchase agreement.

20

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDER OF

AKARI THERAPEUTICS PLC (continued)

Key audit matters

In addition to the matter described in the material uncertainty relating to going concern section, key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How the matter was addressed

Management Override of Controls	• We considered all areas requiring judgement, tested journal entries and incorporated unpredictability into our testing procedures.

Our application of materiality

The scope and focus of our audit was influenced by our assessment and application of materiality. We define materiality as the magnitude of misstatement that could reasonably be expected to influence the readers and the economic decisions of the users of the financial statements. We use materiality to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and on the financial statements as a whole. We considered expenditure and expenditure growth to be the main focus for the readers of the financial statements, accordingly this consideration influenced our judgement of materiality. Based on our professional judgement, we determined materiality for the group to be $400,000. This value was derived from a benchmark of 2% of expenditure.

On the basis of our risk assessments, together with our assessment of the overall control environment, our judgement was that performance materiality (i.e. our tolerance for misstatement in an individual account or balance) for the company was 75% of materiality, namely $300,000

An overview of the scope of our audit

Our audit approach is based on obtaining and maintaining a thorough understanding of the group’s business, structure and scope in order to undertake a risk based audit approach. This approach requires us to identify relevant and appropriate key and significant risks of misstatement and determine the most appropriate tailored responses to this risk assessment. The extent of our work is determined by the level of risk in each area and our assessment of materiality as discussed above.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
•	the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

21

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDER OF

AKARI THERAPEUTICS PLC (continued)

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the parent company financial statements are not in agreement with the accounting records and returns; or
•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement set out on page 2, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

/s/ Ian Cliffe
Ian Cliffe (Senior statutory auditor)
for and on behalf of Haysmacintyre LLP,
Statutory Auditors
10 Queen Street Place
London
EC4R 1AG

Date: 30 May 2019

22

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED 31 DECEMBER 2018

		2018	2017
	Notes	$000	$000

Research and development expenses		(15,589)	(23,285)
Administrative expenses		(10,897)	(11,799)
Contingent costs		2,700	(2,700)

OPERATING LOSS		(23,786)	(37,784)

Net finance income/(loss)	3	286	(142)

LOSS BEFORE INCOME TAX		(23,500)	(37,926)

Income Tax Expense	4	3,550	8,687

loss for the YEAR		(19,950)	(29,239)

Other Comprehensive (Loss)/Income:
Currency translation differences		(155)	44

COMPREHENSIVE LOSS FOR THE YEAR		(20,105)	(29,195)

All losses are derived from continuing activities for the current and previous financial year.

The Company has elected to take the exemption under section 408 of the Companies Act 2006 not to present the parent company income statement. Refer note 5 for the results of the parent company.

The notes on pages 29 to 43 form an integral part of the consolidated financial statements.

23

AKARI THERAPEUTICS PLC	COMPANY NUMBER: 05252842

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2018

		2018	2017
	Notes	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	7	20	56
Intangible Assets	6	33	36

		53	92
Current assets
Trade and Other receivables	9	10,431	9,395
Cash and cash equivalents		5,968	28,249

		16,399	37,644

TOTAL ASSETS		16,452	37,736

EQUITY
Capital and reserves attributable to the Company’s equity shareholders
Called up share capital	12	23,651	22,928
Share premium	13	106,030	105,863
Other reserves	13	(391)	(236)
Merger reserve	13	9,128	9,128
Share based payment reserve	13	12,413	10,764
Reverse Acquisition reserve	13	(20,983)	(20,983)
Retained earnings	13	(116,472)	(96,522)

TOTAL EQUITY		13,376	30,942

LIABILITIES
Non Current Liabilities
Other long term liabilities	11	-	48
Current liabilities
Trade and other payables	10	3,076	6,746

TOTAL LIABILITIES		3,076	6,794

TOTAL EQUITY AND LIABILITIES		16,452	37,736

The financial statements were approved and authorised for issue by the Board of Directors on 30 May 2019 and were signed below on its behalf by:

/s/ Clive Richardson
Clive Richardson
Director

The notes on pages 29 to 43 form an integral part of these consolidated financial statements.

24

AKARI THERAPEUTICS PLC	COMPANY NUMBER: 05252842

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2018

		2018	2017
	Notes	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	7	20	56
Investment in subsidiaries	8	20,339	20,339

		20,359	20,395
Current assets
Trade and Other receivables	9	14,452	13,379
Cash and cash equivalents		5,914	28,147

		20,366	41,526

TOTAL ASSETS		40,725	61,921

EQUITY
Capital and reserves attributable to the Company’s equity shareholders
Called up share capital	12	23,651	22,928
Share premium	13	106,030	105,863
Merger reserve	13	9,128	9,128
Share based payment reserve	13	12,413	10,764
Retained earnings	13	(113,484)	(93,401)

TOTAL EQUITY		37,738	55,282

LIABILITIES
Non Current Liabilities
Other long term liabilities	11	-	48
Current liabilities
Trade and other payables	10	2,987	6,591

TOTAL LIABILITIES		2,987	6,639

TOTAL EQUITY AND LIABILITIES		40,725	61,921

The financial statements were approved and authorised for issue by the Board of Directors on 30 May 2019 and were signed below on its behalf by:

/s/ Clive Richardson
Clive Richardson
Director

The notes on pages 29 to 43 form an integral part of these consolidated financial statements.

25

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2018

					Share	Reverse
					Based	Acquis-
	Share	Share	Other	Merger	Payment	ition	Retained
	Capital	Premium	Reserves	Reserve	Reserve	Reserve	Loss	Total
	$000	$000	$000	$000	$000	$000	$000	$000

At I January 2017	18,341	94,778	(280)	9,128	8,029	(20,983)	(67,283)	41,730

Comprehensive gain/ loss for the year	-	-	44	-	-	-	(29,239)	(29,195)
Share based payments	-	-	-	-	2,735	-	-	2,735
Shares Issued	4,587	11,085	-	-	-	-	-	15,672

At 31 December 2017	22,928	105,863	(236)	9,128	10,764	(20,983)	(96,522)	30,942

Comprehensive gain/ (loss) for the year	-	-	(155)	-	-	-	(19,950)	(20,105)
Share based payments	-	-	-	-	1,649	-	-	1,649
Shares Issued	723	167		-	-	-	-	890

At 31 December 2018	23,651	106,030	(391)	9,128	12,413	(20,983)	(116,472)	13,376

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

				Share Based
	Share	Share	Merger	Payment	Retained
	Capital	Premium	Reserve	Reserve	Loss	Total
	$000	$000	$000	$000	$000	$000

At I January 2017	18,341	94,778	9,128	8,029	(64,231)	66,045

Total comprehensive loss for the year	-	-	-	-	(29,170)	(29,170)
Share based payments	-	-	-	2,735	-	2,735
Shares Issued	4,587	11,085	-	-	-	15,672

At 31 December 2017	22,928	105,863	9,128	10,764	(93,401)	55,282

Total comprehensive loss for the year	-	-	-	-	(20,083)	(20,083)
Share based payments	-	-	-	1,649	-	1,649
Shares Issued	723	167	-	-	-	890

At 31 December 2018	23,651	106,030	9,128	12,413	(113,484)	37,738

The notes on pages 29 to 43 form an integral part of these consolidated financial statements.

26

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2018

	2018	2017
	$000	$000
Cash flows from operating activities
Loss before income tax	(23,500)	(37,926)
Adjustments for:
Changes in fair value of warrants		(35)
Share-based payment	1,649	2,735
Foreign currency exchange gains	(105)	93
Depreciation and amortisation	39	42
Trade and other receivables	3,099	807
Trade and other payables	(3,670)	2,698
Other liabilities	(48)	(8)

Net cash flows used in operating activities	(22,536)	(31,594)

Cash flow from investing activities
Purchase of property and equipment	-	(37)
Maturities of short-term investments	-	10,022

Net cash from (used) investing activities	-	9,985

Cash flows from financing activities
Proceeds from issuance of ordinary shares	891	17,400
Issue costs	(585)	(1,728)

Cash generated from financing activities	306	15,672

Exchange losses on cash and cash equivalents	(51)	(55)

Net decrease in cash and cash equivalents	(22,281)	(5,992)
Cash and cash equivalents at beginning of period	28,249	34,241

Cash and cash equivalents at end of period	5,968	28,249

The notes on pages 29 to 43 form an integral part of these consolidated financial statements.

27

AKARI THERAPEUTICS PLC

PARENT COMPANY STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2018

	2018	2017
	$000	$000
Cash flows from operating activities
Loss before income tax	(23,633)	(37,857)
Adjustments for:
Changes in fair value of warrants	-	(35)
Share based payments	1,649	2,735
Depreciation	36	39
Trade and other receivables	3,063	897
Trade and other payables	(3,604)	2,603
Other liabilities	(48)	(8)

Net cash flows used in operating activities	(22,537)	(31,626)

Cash flow from investing activities
Purchase of property, plant and equipment	-	(37)
Maturities of short-term investments	-	10,022

Net cash from (used) in investing activities	-	9,985

Cash flows from financing activities
Proceeds from issuance of ordinary shares	891	17,400
Issue costs	(585)	(1,728)

Cash generated from financing activities	306	15,672

Exchange gains on cash and cash equivalents	(2)	1

Net decrease in cash and cash equivalents	(22,233)	(5,968)
Cash and cash equivalents at beginning of period	28,147	34,115

Cash and cash equivalents at end of period	5,914	28,147

The notes on pages 29 to 43 form an integral part of these consolidated financial statements.

28

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

1.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These consolidated financial statements of Akari Therapeutics Plc have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements are prepared on a historical cost conversion. A summary of the more important accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 1(n).

(b)	Basis of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Group and deconsolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same financial year as the parent company, applying consistent accounting policies throughout the Group. Inter-company balances and transactions, including unrealised profits are eliminated on consolidation.

The Group financial statements consolidate the Company’s financial statements of Akari Therapeutics Plc and its subsidiaries (the “Group”).

(c)	Going Concern

For the year ended 31 December 2018 the Group reported a loss of $20,105,000 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities or there is not a favourable resolution of the SEC investigation it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales.

On September 26 2018, the Group entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s American Depository Shares over the 30-month term of the Purchase Agreement.

Therefore, having reviewed the group’s forecast and projections, and having made appropriate enquiries, the Directors have a reasonable expectation that the Group has sufficient funding and adequate resources to continue operationally for at least 12 months from the date of this Annual Report.  The Group therefore continues to adopt the going concern basis for the preparation of the consolidated financial statements. The financial statements do not include the necessary adjustments required should the Group cease to be a going concern.

29

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

1.	ACCOUNTING POLICIES (continued)

(d)	Standards and interpretations adopted during the year

The adoption of the following mentioned amendments in the current year have not had a material impact on the Group’s and Company’s financial statements:

EU effective date– periods beginning on or after
Amendment to IAS 7 Statement of Cash Flows: Disclosure initiative	1 January 2018
Amendment to IAS 12 Income Taxes: Recognition of deferred tax assets for unrealised losses	1 January 2018

At the date of approval of these annual report and accounts, certain new standards, amendments and interpretations to existing standards became effective, as they had not been previously adopted by the Group.

Information on new standards, amendments and interpretations that are relevant to the Group’s annual report and accounts is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group's annual report and accounts.

IFRS 9 “Financial Instruments”

In the current year, the Group has applied IFRS 9 “Financial Instruments” (as revised in July 2014) and the related consequential amendments to other IFRS Standards that are effective for an annual period that begins on or after 1 January 2018.The IASB have released IFRS 9 following completion of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018 and has been endorsed by the European Union. The Group’s management has performed an impact assessment of the effects of IFRS 9 on the 2018 figures and there are no material changes to the Group’s annual report and accounts.

IFRS 15, ‘Revenue from Contracts with Customers’

In the current year, the Group has applied IFRS 15 “Revenue from Contracts with Customers” (as amended in April 2016) which is effective for reporting periods beginning on or after 1 January 2018. IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’, and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

This standard has been endorsed by the European Union. The Group’s management has performed an impact assessment of the effects of IFRS 15 on the 2018 figures and there is no material change to the statement of comprehensive income as presented.

(e)	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Akari Therapeutics Plc is U.S. dollars. The Group and Parent Company financial statements are presented in U.S Dollars which is considered to the Group’s presentation currency.

30

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

1.	ACCOUNTING POLICIES (continued)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated as follows:

a)	assets and liabilities at the balance sheet date are translated at the closing rate as at that balance sheet date;
b)	income and expenses for each income statement are translated at average exchange rates; and
c)	all resulting exchange differences are recognised in other comprehensive income.

(f)	Financial instruments

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Trade and other receivables

Trade and other receivables are recognised at fair value less a provision for impairment. Bad debts are written off through the income statement when identified. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other payables

Trade payables are obligations to pay for goods or services received that have been acquired in the ordinary course of the business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Executory contracts are recognised when both parties to the contract met their respective obligations. Trade and other payable are unsecured, non-interest bearing and are stated at cost.

The Group's liability related to options and warrants related to equity and debt financing and are recognised on the balance sheet at their fair value, with changes in the fair value accounted for in the statement of comprehensive loss and included in financing income or expenses.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(g)	Research and development expenditure

Research costs are expensed through the income statement as they are incurred. Research and development expenses include, among other costs, costs incurred by outside laboratories and other accredited facilities in connection with clinical trials and preclinical studies.

Under IAS 38, development costs are only capitalised after technical and commercial feasibility of the asset for sale or use have been established. The company must intend and be able to complete the asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefit. If the company cannot distinguish between the research and the development phase, then all costs are expensed as research costs.

(h)	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and excluding day-to-day servicing expenses. The assets residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

31

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

1.	ACCOUNTING POLICIES (continued)

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Computers, peripheral and scientific equipment - 33%

Office furniture and equipment - 33%

The Group reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognised is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

(i)	Intangible assets:

Patent acquisition costs and related capitalised legal fees are recognised at historical cost. Patents have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line basis method and are amortised over the shorter of the legal or useful life. The estimated useful life for current patents is twenty two years.

The Group expenses costs associated with maintaining and defending patents subsequent to their issuance in the period the costs are incurred.

(j)	Investments

Investments in subsidiary undertakings are stated at cost less provisions for impairment.

(k)	Share-based payments and warrants

Where share options or warrants are awarded to directors and employees, the fair value of the options or warrants at the grant date is charged to the consolidated income statement over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options and warrants granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where the terms and conditions of options and warrants are modified before they vest, the increase in the fair value of the options and warrants, measured immediately before and after the modification, is also charged to the consolidated income statement over the remaining vesting period.

When the options and warrants are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options and warrants are exercised.

When share options and warrants lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

(l)	Finance income and expenses

Interest income and expenses are recognised using the effective interest method. It mainly comprises of changes in the fair value of financial assets and liabilities that are measured at fair value through the income statement and exchange gains and losses which is reported on a net basis in the statement of comprehensive loss.

(l)	Operating lease agreements

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made on operating leases are charged to the income statement on a straight line basis over the period of the lease.

32

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

1.	ACCOUNTING POLICIES (continued)

(m)	Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction does not affect either the accounting or taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

(n)	Critical accounting estimates and judgements:

The Group makes estimates and assumptions concerning the future. The preparation of financial statements requires management and the Board of Directors to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, significantly impacting earnings and financial position.

Management believes that the following areas, all of which are discussed and separately marked in the respective sections of Note 1 “Accounting Policies,” comprise the most difficult, subjective or complex judgments it has to make in the preparation of the financial statements: valuation of intangible and other non-current assets, deferred taxation, and collecting trade receivables.

(o)	Business combinations:

Business combinations on or after 1 January 2004 are accounted for under IFRS 3 (“Business combinations”) using the purchase price method. Any excess of the cost of business combinations over the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised in the balance sheet as goodwill.

After initial recognition, goodwill is not amortised but is stated at cost less any accumulated impairment loss, with the carrying value being reviewed for impairment, at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill is allocated to the related cash generating units monitored by management. Where the recoverable amount of the cash generating unit is less than its carrying amount, including goodwill, an impairment loss is recognised in the income statement.

Intangible assets are tested annually for impairment and other non-current assets are tested where an indication of impairment arises. The assessment of impairment is made by comparing the carrying amount of cash generating units (including any associated goodwill) to the higher of their value in use and their fair value. Value in use represents the net present value of future discounted cash flows.

Any impairment of non-current assets are recognised in the income statement.

33

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

2.	EXPENSES BY NATURE

	2018	2017
	$000	$000

Employee benefit expense (see below)	3,841	4,224
Depreciation	36	39
Amortisation	3	3
Exchange (loss)/ gain	82	(340)
Auditors’ remuneration
- audit fees	35	21
- other services	-	2

	2018	2017
	$000	$000
Employee benefit expense
Wages and salaries	3,547	3,840
Social security costs	294	384
	3,841	4,224
The average number of persons (including directors) employed by the group during the year was as follows:
Office and administration	22	21

Key management remuneration
Wages and salaries	1,641	3,410

The key management is considered to be the directors and senior management team. Details of directors’ remuneration can be seen within the Directors’ Remuneration Report on pages 11 to 19.

3.	NET FINANCE INCOME/(LOSS)

	2018	2017
	$000	$000

Change in value of liability related to warrants	-	35
Net foreign exchange gains (losses)	82	(340)
Interest Income	222	175
Interest Expense	-	(9)
Other taxes	(18)	(3)
	286	(142)

34

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

4.	INCOME TAX EXPENSE

	2018	2017
	$000	$000
Current tax:
Current tax on losses for the year	(3,540)	(4,711)
Adjustment in respect of prior years	(10)	(3,976)
	(3,550)	(8,687)

The tax assessed in the year is different from the standard rate of corporation tax in the UK of 19% in 2018 and 19.25% in 2017.
The differences are explained below:

Loss before tax	(23,500)	(37,926)

Loss on ordinary activities before tax multiplied by the standard companies’ rate of tax in the UK	(4,490)	(7,301)

Effects of:
Losses carried forward	2,436	3,937
Expenses not deductible for tax purposes	49	542
Surrender of tax loses for R&D tax credit refund	1,106	1,462
Additional deduction for R&D tax credit	(2,641)	(3,351)
Adjustment in respect of prior years	(10)	(3,976)

Tax credit	(3,550)	(8,687)

5.	LOSS ATTRIBUTABLE TO THE PARENT COMPANY

The parent Company has taken advantage of section 408 of the Companies Act 2006 and has not included its own profit and loss account in these financial statements. The parent Company had a loss for the year of $20,083,000 (2017: $29,170,000).

35

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

6.	INTANGIBLE ASSETS GROUP

	Patent
	acquisition costs	Total
	$000	$000
Cost
At 1 January 2018	95	95
Additions	-	-

At 31 December 2018	95	95

Amortisation
At 1 January 2018	(59)	(59)
Charge for the year	(3)	(3)

At 31 December 2018	(62)	(62)

Net Book Value
At 31 December 2018	33	33

At 31 December 2017	36	36

7.	PROPERTY PLANT AND EQUIPMENT GROUP & COMPANY

	Office furniture
	and equipment	Total
	$000	$000
Cost
At 1 January 2018	172	172
Additions	-	-

At 31 December 2018	172	172

Depreciation
At 1 January 2018	(116)	(116)
Charge for the year	(36)	(36)

At 31 December 2018	(152)	(152)

Net Book Value
At 31 December 2018	20	20

At 31 December 2017	56	56

36

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

8.	INVESTMENTS IN SUBSIDIARIES

Investments in Subsidiary Undertakings
$000
Company

At 1 January 2018	20,339
Additions	-

At 31 December 2018	20,339

The Company directly owns 100% of the issued share capital of the following subsidiaries, which have been included in the consolidated financial statements:

	Principal activity	Country of incorporation	Holdings	%

Volution Immuno Pharmaceuticals SA	Development of pharmaceutical drugs	Switzerland	Ordinary	100
Celsus Therapeutics Inc.	Dormant	United States	Ordinary	100
Morria Biopharma Ltd.	Dormant	Israel	Ordinary	100

37

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

9.	TRADE AND OTHER RECEIVABLES

	Group		Company
	2018	2017	2018	2017
	$000	$000	$000	$000

Trade and other receivables	585	23	4,590	4,015
Prepayments and accrued income	1,286	685	1,414	677
Income tax receivable	8,560	8,687	8,448	8,687
	10,431	9,395	14,452	13,379

10.	TRADE AND OTHER PAYABLES

	Group		Company
	2018	2017	2018	2017
	$000	$000	$000	$000

Trade payables	1,586	1,961	1,607	1,836
Accrued expenses	1,490	4,785	1,380	4,755
	3,076	6,746	2,987	6,591

11.	NON CURRENT LIABILITIES

	Group		Company
	2018	2017	2018	2017
	$000	$000	$000	$000

Warrants (note 14)	-		-	-
Deferred rent liability	-	48	-	48
	-	48	-	48

12.	CALLED UP SHARE CAPITAL

	No of shares	Share Capital $
Issued and fully paid

Akari Therapeutics Plc
As at 1 January 2018	1,525,693,393	22,927,534
Issued during the year	55,000,020	723,743

As at 31 December 2018	1,580,693,413	23,651,277

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AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

13.	RESERVES

The following describes the nature and purpose of each reserve within equity:

Share premium - Accumulated amounts subscribed for share capital in excess of the nominal value of the share capital issued.

Retained loss – Includes all current and prior period losses

Other reserves - Accounts for all other gains and losses reported by the group and not recognised elsewhere. Includes accumulated gains and losses arising from the retranslation of the net assets of overseas entities.

Share based payment reserve – This includes all movement for share options granted during the period.

Merger reserve – Merger reserve represents the premium on the shares issued to acquire Volution Immuno Pharmaceuticals SA in accordance with the provisions of S612 of the Companies Act 2006.

Reverse acquisition reserve – The reverse acquisition reserve relates to the reverse acquisition between Celsus Therapeutics PLC and Volution Immuno Pharmaceuticals SA on 18 September 2015.

14.	WARRANTS

Upon completion of the reverse acquisition, the Company assumed certain warrants that were issued in connection with several private placements by the Company and certain investors where it sold ordinary shares and warrants. Some of the issued warrants contain non-standard anti-dilution clauses.

As of 18 September 2015, the reverse acquisition date, warrants to purchase 5,617,977 ordinary shares had full ratchet anti-dilution protection (which would be triggered by a share or warrant issuance at less than $0.1958 price share or exercise price per share). The issuance of ordinary shares in connection with the financing triggered the full ratchet anti-dilution protection resulting in an additional 188,303 ordinary shares issuable upon exercise of such warrants for a total of 5,806,280 and reducing the exercise price to $0.18945. The warrants expired on 4 April 2018. As of 31 December 2018, the fair value of the warrants was $0 (2007: $0).

The Group accounts for the liability warrants issued in accordance with IAS 39, “’Financial Instruments: Recognition and Measurement” as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognised in the Group's consolidated statement of comprehensive loss as financing income or expense. The fair value of warrants granted was measured using the Binomial method of valuation.

Warrants to service providers and investors -

At December 31, 2018 there were no warrants outstanding. During the twelve months ended December 31, 2018, 399,160 warrants to purchase Ordinary Shares expired.

39

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

15	SHARE OPTIONS

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 183,083,207 Ordinary Shares. At December 31, 2018, 88,986,209 Ordinary Shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Group's share options granted separated into ranges of exercise price:

Exercise price (range)	Options outstanding as of 31 December 2018	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of 31 December 2018	Remaining contractual life (years for exercisable options	Weighted average exercise price

0.02-0.05	54,300,000	9.39	0.03	7,187,500	8.54	0.05
0.12-0.19	18,834,629	7.32	0.15	14,936,711	7.29	0.16
0.32	20,782,369	6.72	0.32	16,968,654	6.72	0.32
0.75-2.00	180,000	4.43	1.62	180,000	4.43	1.62

	94,096,998			39,272,865

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company re-measures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. The Company has classified its stock-based payments, which are settled in ordinary shares as equity-classified awards, and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to stock-based compensation expense.

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AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

15	SHARE OPTIONS (continued)

Below are the assumptions used for the options granted in the year ended 31 December 2018:

2018
Expected dividend yield	0%
Expected volatility	70.52%-82.23%
Risk-free interest	2.49%-3.13%
Expected life	5.50-6.25 years

During the year the Group recognized $1,649,000 in share-based compensation expenses for employees and directors. At 31 December 2018, there was approximately $1,665,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Group’s share option plans.

16.	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities:

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IFRS 9 are:

	2018	2017
	$000	$000

Financial assets:
Other receivables	585	23

Financial liabilities:
Trade payables, other payables, warrants and other long term liabilities	1,586	2,009

Financial risks factors:

The Group's activities are exposed to foreign exchange risk. The Group's comprehensive risk management plan focuses on activities and strategies that reduce adverse effects on the financial performance of the Group to a minimum.

1.	Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating activities when expenses are denominated in a different currency from the Group's functional currency. The Group believes that no reasonable change in foreign currency exchange rates would have a material impact on the income statement or statement of changes in equity. The Group manages its foreign currency risk by managing bank accounts that are denominated in a currency other than its respective functional currency, primarily the Great British Pound (GBP).

2.	Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or supplier contract, leading to a financial loss. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents and short-term deposits are deposited with major banks in Europe and the United States, and invested mostly in U.S. dollars and Great British Pounds. Such deposits may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear low risk.

41

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

16.	FINANCIAL INSTRUMENTS (continued)

3.	Market risk:

The Group's financial instruments comprise equity investments, cash and various items such as trade debtors and trade creditors that arise directly from its operations. The main risk arising from the Groups financial instruments is liquidity risk. The Group has not entered into any derivative transactions.

17.	OPERATING LEASE COMMITMENTS

The future minimum lease payable under non-cancelable office operating lease are as follows:

	London	United States
	$000	$000

2019	33	0

Total	33	0

18.	RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

Office Lease - A non-employee director of the Company is also the CEO of The Doctors Laboratory (“TDL”).  The Company leases its UK office space from TDL and has incurred expenses of approximately $139,000 and $141,000 plus VAT during the years ended December 31, 2018 and 2017, respectively.

19.	POST BALANCE SHEET EVENTS

On March 29, 2019, the Company sold to Aspire Capital 5,000,000 Ordinary Shares of the Company for $0.0346 per share (equivalent to $3.46 per ADS) for gross proceeds of $173,000. On May 20, 2019, the Company sold to Aspire Capital 10,000,000 Ordinary Shares of the Company for $0.0261 per share (equivalent to $2.61 per ADS) for gross proceeds of $261,000. On May 23, 2019, the Company sold to Aspire Capital 10,000,000 Ordinary Shares of the Company for $0.0234 per share (equivalent to $2.34 per ADS) for gross proceeds of $234,000.

20.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

At the date of approval of these financial statements, the Group has not applied the following new and revised IFRS Standards that have been issued but are not yet effective and, in some cases, had not yet been adopted by the EU:

IFRS 16 “Leases”

The IASB has published IFRS 16 ‘Leases’, completing its long-running project on lease accounting. The new Standard, which is effective for accounting periods beginning on or after 1 January 2019, requires lessees to account for leases ‘on-balance sheet’ by recognising a ‘right-of-use’ asset and a lease liability. The date of initial application of IFRS 16 for the Group will be 1 January 2019. It will affect most companies that report under IFRS and are involved in leasing, and will have a substantial impact on the annual report and accounts of lessees of property and high value equipment. This standard has been endorsed by the European Union.

The Group’s management has carried out an impact review of the implementation of IFRS 16 and has decided it will apply the modified retrospective adoption method in IFRS 16, and, therefore, will only recognise leases on the balance sheet as at 1 January 2019. In addition, it has decided to measure right-of-use assets by reference to the measurement of the lease liability on that date. This will ensure there is no immediate impact to net assets on that date.

42

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2018

20.	STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

The Group has assessed the lease commitments the Company holds, as since no lease committed is longer than a year, there is no IFRS 16 impact, assuming the Group’s lease commitments remain at this level.

Other

The Group does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the group.

The following is a list of other new and amended standards which, at the time of writing, had been issued by the IASB but which are effective in future periods. The amount of quantitative and qualitative detail to be given about each of the standards will, much like the amount of detail to be given about IFRS 16, depend on each entity’s own circumstances.

•	Amendments to IFRS 9 Prepayment Features with Negative Compensation (effective 1 January 2019)

•	Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures (effective 1 January 2019)

•	IFRIC 23 “Uncertainty over income tax treatments”, effective 1 January 2019;

•	Annual Improvements to IFRSs 2015-2017 Cycle (IFRS 3 Business Combinations and IFRS joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs) (effective 1 January 2019)

•	Amendments to IAS 19: Plan amendments, curtailment on settlement (effective 1 January 2019)

•	IFRS 17 Insurance Contracts (effective 1 January 2021)

21.	ULTIMATE CONTROLLING PARTY

The ultimate controlling party of the Group is RPC who holds a 49% stake in the Group.

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